Filed Pursuant to Rule 424(b)(7)

Registration No. 333-148930

SUPPLEMENT NO. 1

(To Prospectus Supplement dated January 30, 2008

and Prospectus dated January 30, 2008)

$220,000,000

2.875% Convertible Senior Notes due 2027

Shares of Common Stock Issuable Upon

Conversion of the Notes

This supplement no. 1 updates and amends certain information contained in the prospectus supplement dated January 30, 2008 and the prospectus dated January 30, 2008 covering resale by selling securityholders of our 2.875% Convertible Senior Notes due 2027 and the shares of our common stock issuable upon conversion of the notes.

You should read this supplement no. 1 in conjunction with the prospectus supplement dated January 30, 2008 and the prospectus dated January 30, 2008. This supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prior registration documents, including any amendments or supplements to them. This supplement no. 1 is qualified by reference to the prior registration documents, except to the extent that the information provided by this supplement no. 1 supersedes or supplements certain information contained in the prior registration documents.

Investing in these securities involves risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement dated January 30, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this supplement no. 1 is February 19, 2008.

SELLING SECURITYHOLDERS

The following information supplements and updates the table of selling securityholders appearing under the caption “Selling Securityholders” in the prospectus supplement dated January 30, 2008. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus supplement, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus supplement.

	Principal Amount of Notes Beneficially Owned and Offered Hereby ($)	Number of Shares of Common Stock
Name of Securityholder		Beneficially Owned Prior to the Offering (1)	Offered Hereby (2)	Owned Upon Completion of the Offering
Akanthos Arbitrage Master Fund, L.P. (3)	40,000,000	1,473,580	1,473,580	—
dbX-Convertible Arbitrage 12 Fund c/o Quattro Global Capital, LLC (4)	775,000	28,550	28,550	—
HFR CA Select Master Trust Fund (5)	700,000	25,787	25,787	—
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Global Capital, LLC (6)	1,810,000	66,679	66,679	—
Institutional Benchmarks Series (Master Feeder) Ltd. (5)	2,200,000	81,046	81,046	—
Lyxor/Mohican Convertible Arbitrage Fund Limited (7)	2,000,000	73,679	73,679	—
Lyxor/Quattro Fund Limited c/o Quattro Global Capital, LLC (8)	1,077,000	39,676	39,676	—
Oppenheimer & Company Inc. (9)	6,000,000	221,037	221,037	—
Quattro Fund Ltd. (10)	9,563,000	352,296	352,296	—
Quattro Multistrategy Masterfund LP (10)	775,000	28,550	28,550	—
San Diego County Employees Retirement Association (5)	1,600,000	58,943	58,943	—
Zazove Convertible Arbitrage Fund, L.P. (5)	3,800,000	139,990	139,990	—
Zazove Hedged Convertible Fund, L.P. (5)	3,200,000	117,886	117,886	—

(1)	Includes shares of common stock issuable upon conversion of the notes, assuming conversion of all of the holder’s notes into shares of common stock at the initial conversion rate of 36.8395 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events.

(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming conversion of all of the holder’s notes into shares of common stock at the initial conversion rate of 36.8395 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events.

(3)	Michael Kao is managing member of Akanthos Capital Management, LLC, which is general partner of the selling securityholder. The selling securityholder reports short positions in our common stock of 374,800 shares as of February 14, 2008.

(4)	Robert M. Aaron and Guy J. Castranova have the power to direct the voting or disposition of the securities held by the selling securityholder.

(5)	Gene Pretti has the power to direct the voting or disposition of the securities held by the selling securityholder.

(6)	Gary Crowder has the power to direct the voting or disposition of the securities held by the selling securityholder.

(7)	SG Hambros Fund Managers (Jersey) Limited shares voting and investment control over these securities. Lyxor AM is the submanager of the selling securityholder and a wholly owned subsidiary of Société Generale, which is an affiliate of Société Generale Americas Securities LLC, a U.S. broker-dealer and a part of Société Generale Corporate Group. However, there are “Chinese Walls” in place between the selling securityholder, Société Generale and Société Generale Americas Securities LLC. The U.S. broker-dealer affiliates are not involved in the transaction.

(8)	Nathanael Benzaken has the power to direct the voting or disposition of the securities held by the selling securityholder.

(9)	Selling securityholder is a broker-dealer.

(10)	Andrew Kaplan, Brian Swain and Louis Napoli have the power to direct the voting or disposition of the securities held by the selling securityholder.